UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Trading update, dated 20 November 2019

20 November 2019

Micro Focus International plc
Trading Update

The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, today issues a brief trading update for the twelve months ended 31 October 2019.

Micro Focus expects to report full year Revenue and Adjusted EBITDA that are consistent with the revised revenue guidance given at the time of the trading update on 29 August 2019 and in line with Company Compiled Consensus*.

The Group expects to report Net Debt of $4.3bn at a leverage multiple of approximately 3.2x Adjusted EBITDA for the period ended 31 October 2019, following the completion of the share buyback programme and a one-off tax payment in respect of the SUSE disposal.

The Group will announce preliminary results for the twelve month period to 31 October 2019 on 4 February 2020. The Group's strategic review is progressing in line with the original timetable and the Board intends to provide an update as part of the preliminary results announcement.

* Company Compiled Consensus can be found at https://investors.microfocus.com/investors-media/analyst-consensus/

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman                Investors@microfocus.com
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                            Tel: +44 (0) 20 7404 5959
Sarah West                                                            MicroFocus@brunswickgroup.com
Jonathan Glass
Craig Breheny

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 20 November 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer